                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January 2007

                       MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                    (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statement File No. 333-128225 and Form S-8 Registration Statements
File Nos. 333-12014 and 333-123321.

                        MER Telemanagement Solutions Ltd.

6-K Items

     1.   Press release re MTS Announces Date of Fourth Quarter 2006 Results,
          dated January 23, 2007.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                               (Registrant)

                                               By: /s/ Eytan Bar
                                               -----------------
                                               Eytan Bar
                                               President and
                                               Chief Executive Officer

Date: January 23, 2007

                MTS ANNOUNCES DATE OF FOURTH QUARTER 2006 RESULTS

     RA'ANANA, ISRAEL - JANUARY 23, 2007 - MTS - MER TELEMANAGEMENT SOLUTIONS
LTD. (NASDAQ CAPITAL MARKET: MTSL), a global provider of business support systems (BSS) for comprehensive telecommunication management and customer care &
billing solutions, will announce its results for the fourth quarter 2006 and its
2006 financial results on Wednesday, February 7, 2007.

     A conference call is scheduled for 11:00 a.m. EST/6:00 p.m. Israel time on
Wednesday, February 7. To access the conference call, please dial
+1-800-896-8445 (U.S.), +1-785-830-1916 (international), at least 10 minutes prior to commencement of the call. Reference the MTS conference call or conference ID #MULTIVU.

     On the call, Eytan Bar, President and Chief Executive Officer, and Shlomi
Hagai, Corporate Chief Operating Officer and Chief Financial Officer, will review the company's financial results for the fourth quarter 2006. In addition, management will be available for questions from the investment community.

     A replay of the call will be available from February 7 through 11:59 p.m.
EST on February 14. To access the replay, please dial +1-800-753-5575.

ABOUT MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems used by information and telecommunication service providers. MTS' TEM solutions assist and empower thousands of enterprises and organizations to make smarter choices with their telecom dollars at each stage of the service lifecycle including, allocation of cost, proactive budget control, fraud detection, processing of payments, forecasting spending, and more. Our solutions support our clients on an ongoing basis with both sophisticated software applications and a variety of managed services relationship models.

MTS' converged solutions for Information and Telecommunication Service Providers
are successfully implemented worldwide by wireless, VoIP, IPTV, and content service providers. Our converged solutions include charging and invoicing customers, interconnect billing, and partner revenue management using pre-pay and post-pay schemes. MTS pre-configured solutions are easily implemented and are sold at competitive prices.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong, Holland, and Brazil, and through
OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS' shares are traded on the NASDAQ Capital Market (symbol MTSL).

CERTAIN MATTERS DISCUSSED IN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS
THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO,
RISKS IN PRODUCT DEVELOPMENT PLANS AND SCHEDULES, RAPID TECHNOLOGICAL CHANGE,
CHANGES AND DELAYS IN PRODUCT APPROVAL AND INTRODUCTION, CUSTOMER ACCEPTANCE OF
NEW PRODUCTS, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, MARKET ACCEPTANCE,
THE LENGTHY SALES CYCLE, PROPRIETARY RIGHTS OF THE COMPANY AND ITS COMPETITORS,
RISK OF OPERATIONS IN ISRAEL, GOVERNMENT REGULATIONS, DEPENDENCE ON THIRD
PARTIES TO MANUFACTURE PRODUCTS, GENERAL ECONOMIC CONDITIONS AND OTHER RISK
FACTORS DETAILED IN THE COMPANY'S FILINGS WITH THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION.

FOR FURTHER INFORMATION, PLEASE CONTACT:

SHLOMI HAGAI
Corporate COO & CFO
MTS - MER Telemanagement Solutions
Tel: +972-9762-1733
Email: shlomi.hagai@mtsint.com